TODD SHIPYARDS ANNOUNCES ADOPTION OF CAPITAL IMPROVEMENTS PROGRAM AND $0.10 PER SHARE DIVIDEND PAYABLE JUNE 23 TO SHAREHOLDERS OF RECORD ON JUNE 2


SEATTLE, WASHINGTON.April 15, 2003 - Todd Shipyards Corporation ("Todd" or the "Company") (NYSE - TOD) announced that at a meeting conducted on April 12th, its Board of Directors declared a dividend of ten cents ($0.10) per share payable on June 23, 2003, to shareholders of record as of June 2, 2003. The dividend is the first dividend declared by the Company since emerging from a bankruptcy reorganization in 1991. Patrick W. E. Hodgson, Chairman of the Board of Todd, indicated that it is the intention of the Board to consider and act upon the payment of future dividends on a regular quarterly basis. Future dividend declarations will depend, among other factors, on the Company's earnings and prospects, its cash position and investment needs.

In addition to action on the dividend, the Company also announced that it approved the entry into a consent decree with the Environmental Protection Agency for the remediation of the Todd Shipyards Sediments Operable Unit at the Harbor Island Superfund Site where its Seattle shipyard is located. That consent decree provides for the commencement of remedial activities in the waters around the shipyard as soon as July 2003. The costs associated with the consent decree are covered by the broad-based insurance coverage procured by the Company in December 2000. As previously reported in its public filings, the remedial action includes the dredging of 150,000 - 200,000 cubic yards of sediment material that will be deposited in an upland disposal site. The consent decree will not be effective until executed by the United States Department of Justice and approved by the United States Federal District Court for the Western District of Washington.

In conjunction with the environmental remedial action, the Company's Board of Directors approved a special capital budget for its Fiscal Years 2004 (commencing March 31, 2003) and 2005 (commencing March 24, 2004) of approximately $13 million for improvements to its Seattle shipyard facility. These improvements include the replacement of a major pier, a stormwater collection and discharge system and significant upgrades to its electrical system and will be in addition to the Company's routine annual capital expenditures.

Todd expects to announce its results for the quarter and fiscal year ended March 30, 2003, on or about June 10, 2003.